 Exhibit  99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2019 SECOND QUARTER RESULTS

HONG KONG — November 26, 2018 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2019 second quarter and the six-month period ended September 30, 2018.

Net sales for the fiscal 2019 second quarter were $3.5 million compared with $4.6 million in the same quarter a year earlier. Net loss for the same period was $222,000, or $0.06 loss per share, compared with net income of $211,000, or $0.06 per diluted share, a year earlier.

For the six-month period, net sales were $7.5 million compared with $9.9 million a year earlier. The company incurred a net loss for the same period of $139,000, or $0.04 loss per share, compared with net income of $426,000, or $0.11 per diluted share, a year ago.

“Our cash balances, and to some extent our operations, were impacted this past quarter because of the expenses incurred in connection with a 50-year lease of a new manufacturing facility our subsidiary is entering into in Myanmar and the relocation and buildout of that facility. This new facility, when leased and completed, will provide a larger, more modern factory complex to produce the high-quality products that our customers have come to expect,” said Roland Kohl, chairman, president and chief executive officer.

He noted the long-term lease will enable the company to operate without the concerns of rental cost increases or the arbitrary termination of a lease by the landlord.

Net sales in both comparable prior-year periods were impacted by lower sales orders, from one major customer. “The reduction in orders by this larger customer was due to both a decrease in demand for the customer’s products and to the price increases we were forced to charge to offset the increasing cost of operating in China,” Kohl emphasized.

Gross profit for the second quarter of fiscal 2019 was $864,000 compared with $1.6 million a year ago. Gross profit as a percentage of sales for the same period was 24.7 percent compared with 33.9 percent a year earlier. Gross profit for the six-month period of fiscal 2019 was $1.91 million compared with $2.95 million a year ago. Gross profit as a percentage of sales for the same period was 25.3 percent compared with 29.7 percent a year earlier. Gross profit for both the three- and six-month periods of 2018 was impacted by lower net sales and lower gross margins -- reflecting lower sales of high margin goods and lower fixed costs absorption.

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Selling, general and administrative expenses decreased by $212,000 compared with the same period last year and decreased by $349,000 from the six-month period last year -- reflecting cost saving measures implemented in light of the reduction in net sales and a reduction in personnel. Selling, general and administrative expenses decreased despite one-time costs related to the on-going relocation of Myanmar subsidiary’s factory. Selling, general and administrative costs in the six-month period of 2017 included a termination expense provision of approximately $100,000 related to a reduction in workers at the company’s Shenzhen, China plant.

Net loss for the second quarter reflects a minor currency exchange gain of $2,000 compared with a $7,000 currency exchange loss for the same period last year. For the fiscal 2019 six-month period, the company reports a currency exchange gain of $35,000 compared with a currency exchange loss of $12,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses due to the fluctuation of currency exchange rates.

“In light of the on-going and escalating trade dispute between USA and China, our ability to shift a significant amount of manufacturing from our facility in China to this new Myanmar facility is an additional benefit, which is expected to allow us in the near future to capture additional business,” Kohl said. The company’s Myanmar subsidiary has been conducting its operations in Yangon, Myanmar, under a lease that expires by the end of 2018. The new factory complex is an approximately 65,000 square foot factory estate that currently contains two factory buildings. Also, as previously disclosed, the company intends to build a third factory and a new office building on the site, which construction is now underway. Under the laws of Myanmar, neither Highway Holdings nor its Myanmar subsidiary can own the new factory facility due to real estate laws restricting foreign ownership. However, a 50-year lease arrangement is permitted, and the company has decided to lease the new facility for 50 years in order to secure a long-term lease of a larger facility at a predictable cost.

Kohl noted that the company and the landlord have agreed on the principal terms for a lease of the factory, including the 50-year term, but that both parties still need to resolve certain issues related to real estate taxes and utilities cost allocations. He added that the landlord recently purchased the new facility, and its official ownership registration is still being processed. Accordingly, the parties cannot yet enter into a lease until the Myanmar governmental registration had been completed.

The land registration process with the local regulatory authorities may, however, not be completed by the date on which the company’s Myanmar subsidiary is required to move out of its existing facility in December 2018. “In order to accommodate the company, the landlord has allowed us to commence transferring some of our operations to the new facility and has allowed construction to start on the two additional new buildings on the site,” Kohl added.

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He noted that it is customary in Myanmar to pay the total lease amount up front upon the execution of a lease. “Since the lease for the new facility cannot yet be signed, the company has advanced $950,000 as a prepayment to its subsidiary in Myanmar.”

The company has also incurred various one-time expenses, such as loan expenses, legal fees, and the expenses of transferring machines and equipment from the company’s Shenzhen, China plant to the new Myanmar factory, which expenses are included as part of the selling, general and administrative expenses in the quarterly financial statements. As of September 30, 2018, the company has incurred approximately $270,000 in construction and other relocation related costs. The company has budgeted approximately $2 million for all the costs and expenses related to the lease, refurbishment and construction, and the relocation of its manufacturing operations within Myanmar as well as some of its operations from China to Myanmar. The expenses related to the lease of the new Myanmar facility and the relocation and buildout of that facility are expected to affect the remaining two fiscal quarters of the current fiscal year.

Kohl noted the company’s balance sheet remains sound, with cash and cash equivalents in excess of $8.6 million, or approximately $2.26 per diluted share, compared with approximately $2.96 per diluted share at March 31, 2018, exceeding all of its short- and long-term liabilities by approximately $3.0 million.

Current liabilities at September 30, 2018 totaled $5.5 million and current assets were $15.3 million. Total shareholders’ equity at September 30, 2018 was $10.8 million, or $2.83 per diluted share, compared with $11.8 million, or $3.1 per diluted share, at March 31, 2018.

About Highway Holdings Limited

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2018	2017	2018	2017

Net sales	$3,495	$4,647	$7,545	$9,956
Cost of sales	2,631	3,073	5,637	7,002
Gross profit	864	1,574	1,908	2,954

Selling, general and administrative expenses	1,115	1,327	2,116	2,465
Operating (loss)/income	(251)	247	(208)	489

Non-operating items

Exchange gain /(loss), net	2	(7)	35	(12)
Interest income	5	4	7	7
Gain/(Loss) on disposal of Asset	—	—	28	46
Other income/(expenses)	—	—	6	—
Total non-operating income/ (expenses)	7	(3)	76	41

Net (loss)/income before income tax and non-controlling interests taxes	(244)	244	(132)	530
Income taxes	32	(27)	—	(91)
Net (loss)/income before non-controlling interests	(212)	217	(132)	439
Less: net gain/(loss) attributable to non-controlling interests	10	6	7	13
Net (loss)/income attributable to Highway Holdings Limited shareholders	(222)	211	(139)	426

Net income/(loss) per share - basic and diluted	($0.06)	$0.06	($0.04)	$0.11

Weighted average number of shares outstanding
Basic	3,802	3,802	3,802	3,802
Diluted	3,802	3,802	3,802	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Sept 30	Mar 31
	2018	2018

Current assets:

Cash and cash equivalents	$8,603	$11,267
Restricted cash	—	—
Accounts receivable, net of doubtful accounts	2,483	2,223
Inventories	2,265	2,933
Prepaid expenses and other current assets	1,950	749
Total current assets	15,301	17,172

Property, plant and equipment, (net)	835	770
Goodwill	77	77
Long-term deposits	111	111
Total assets	$16,324	$18,130

Current liabilities:
Accounts payable	$304	$900
Other liabilities and accrued expenses	3,480	3,982
Income tax payable	716	803
Dividend payable	1,028	623
Total current liabilities	5,528	6,308
Long term liabilities :
Deferred income taxes	32	32
Total liabilities	5,560	6,340

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings / (Deficit)	(553)	347
Accumulated other comprehensive (loss )/income	(122)	—
Treasury shares, at cost – 5,049 shares as of September, 30, 2018; and March 31, 2018 respectively	(14)	(14)
Non-controlling interest	45	49
Total shareholders’ equity	10,764	11,790

Total liabilities and shareholders’ equity	$16,324	$18,130